                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of December, 2002

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

             Form 20-F  X                Form 40-F
                       ---                         ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

             Yes:                       No:  X
                  ---                       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                       ----------

Relevant Event dated December 23, 2002.

                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                API ELECTRONICS GROUP INC.
                                (Formerly Investorlinks.com Inc.)

Date: January 2, 2003           By: /s/  Jason DeZwirek
      ---------------           --------------------------------------
                                Jason DeZwirek, Chairman of the Board,
                                Executive V.P., Secretary and Director



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                                     FORM 27

                            Securities Act (Ontario)

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. Reporting Issuer:

   API Electronics Group Inc.
   505 University Avenue

   Suite 1400
   Toronto, Ontario

   M5G 1X3

2. Date of Material Change:

   December 19, 2002.

3. Publication of Material Change:

   Press Release issued on December 19, 2002.

4. Summary of Material Change:

   See paragraph 5 below.

5. Full Description of Material Change:

   API Electronics Group Inc. ("API") announced a private placement offering of up to 8,000,000 units ("Units") for proceeds of up to US$3,200,000. Each Unit will consist of one common share at US$0.40 per share and 1/2 purchase warrant. Each full share warrant will entitle the holder to acquire one additional common share at a price of US$0.60 for a period of up to two years following closing. Proceeds from the private placement will be used to fund API's on-going acquisition activities and for general working capital.

6. Senior Officer:

   Jason DeZwirek
   Chairman
   Telephone:  416-593-3000

   I, Jason DeZwirek, Chairman, certify that the foregoing accurately discloses the material change referred to herein.

   Signed at Toronto, Ontario this 23rd day of December, 2002.

                                                "Jason DeZwirek"
                                                ------------------------
                                                Jason DeZwirek, Chairman
                                                API Electronics Group Inc.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.